                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   4  )*
                                           -----


                                MGM GRAND, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   552953101
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                           Anthony L. Mandekic, Esq.
                             TRACINDA CORPORATION
                        4045 Spencer Street, Suite A-57
                    Las Vegas, Nevada 89119 (702) 737-8060
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1994
- --------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 9 Pages

- -----------------------                                  ---------------------
  CUSIP NO. 552953101                   13D                PAGE 2 OF 9 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KIRK KERKORIAN
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6

      USA
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            35,621,265

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             35,621,265

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      35,261,265

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [_]
 12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      72.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 9 pages

- -----------------------                                  ---------------------
  CUSIP NO. 552953101                   13D                PAGE 3 OF 9 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRACINDA CORPORATION
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6

      NEVADA
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            31,726,859

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             31,726,859

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      31,726,859

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [X]
 12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      65.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 9 pages
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    Reference is hereby made to that certain Schedule 13D relating to MGM Grand,
Inc. Common Stock, $.01 par value per share, filed by Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly-owned by Mr. Kerkorian. Such
Schedule 13D, as previously amended, is hereinafter referred to as the "Schedule" and is hereby amended as follows:

    ITEM 1.  SECURITY AND ISSUER.

    Item 1 of the Schedule is hereby amended and restated as follows:

    This Schedule relates to the Common Stock, $.01 par value per share (the "Common Stock"), of MGM Grand, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

    ITEM 4.  PURPOSE OF TRANSACTION.

    Item 4 of the Schedule is hereby amended to add the following:

    On March 9, 1994, the Company issued a press release, a copy of which is attached hereto as Exhibit B and incorporated herein by this reference (the "Release"), announcing its intention to purchase as many as one million shares of Common Stock in the open market. The Release indicates that Tracinda may also acquire an as yet undetermined additional number of shares of Common Stock in the open market after the Company completes its purchases. Tracinda's purchases will depend upon its evaluation of the Company's business and prospects, the price of the Common Stock and market conditions at such time.

                               Page 4 of 9 Pages

     Except to the extent indicated above, Mr. Kerkorian and Tracinda and the persons named in Item 2 of the Schedule presently have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                               Page 5 of 9 Pages

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

A.   Joint Filing Agreement.

B.   Press Release dated March 9, 1994.

                               Page 6 of 9 Pages

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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

DATED: March 10, 1994

                                       TRACINDA CORPORATION,
                                       a Nevada corporation

                                       By /s/ Anthony L. Mandekic
                                         ----------------------------------
                                          Anthony L. Mandekic
                                          Secretary/Treasurer

                                          /s/ Kirk Kerkorian
                                         ---------------------------------
                                          Kirk Kerkorian

                               Page 7 of 9 Pages

                                                                       EXHIBIT A
                       AGREEMENT RE SCHEDULE 13D FILING
                       --------------------------------

     Pursuant to Rule 13d-l(f) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees and acknowledges that the
Schedule 13D to which this Agreement is attached as an exhibit is being filed on behalf of each of them.

DATED: March 10, 1994

                                    TRACINDA CORPORATION,
                                    a Nevada corporation

                                    By:  /s/ Anthony L. Mandekic
                                       ---------------------------------------
                                         Anthony L. Mandekic
                                         Secretary/Treasurer

                                         /s/ Kirk Kerkorian
                                       --------------------------------------
                                         Kirk Kerkorian

                               Page 8 of 9 Pages

                                                                       EXHIBIT B

                       [LETTERHEAD OF MGM GRAND, INC.]

                                    PRESS RELEASE

MGM Grand, Inc. (NYSE:MGG) announced today that it intends to acquire in open market purchases, from time to time, as many as one million shares of its common stock in order to take advantage of lower trading prices. Purchases will be made from available cash, over an as yet undetermined time period as market conditions warrant.

The Company has been informed that its principal shareholder, Tracinda Corporation, may also acquire an as yet undetermined additional number of common shares to add to the approximately 35,600,000 shares Tracinda currently holds together with its sole shareholder. These purchases would also be made in the open market from time to time. Tracinda confirmed that it will defer to the Company on stock acquisition opportunities before making purchases.

Contacts:  Alex Yemenidjian - (702) 891-3300
           Joe Murphy - (702) 891-3330

March 9, 1994

                               Page 9 of 9 Pages